COCA-COLA AMATIL

GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: (02) 9259 6666
Facsimile: (02) 9259 6233

File Number: 82.2994

02042982

SEC MAIL PROCESSING
RECEIVED
JUL 31 2002
WASH. D.C. 165 SECTION

23 July 2002

United States Securities
and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549

SUPPL

Dear Sirs

Enclosed herewith for your information pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 is a copy of an Announcement released today.

Yours faithfully

PROCESSED
AUG 08 2002
THOMSON
FINANCIAL

D.A. WYLIE
COMPANY SECRETARY

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA

COCA-COLA AMATIL

GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: (61) 9259 6666

FACSIMILE TO: 1300 300 021

FACSIMILE FROM: 9259 6233

Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

COCA-COLA AMATIL APPOINTS MR WARWICK WHITE AS MANAGING DIRECTOR - AUSTRALIA

Sydney, 23 July 2002: Coca-Cola Amatil (CCA) today announced the appointment of Mr Warwick White as Managing Director of CCA Australia. Mr White is expected to take up this position by late October 2002. He will join CCA's senior executive team and report to Mr Terry Davis, CCA's Managing Director.

Mr Davis in announcing this appointment said "I am delighted that a person of Warwick's calibre is joining CCA to further drive profitable revenue generation in the key Australian market. He has both a strong marketing background and wide experience within the Coca-Cola Bottling system."

Mr White is currently the Regional Director for Coca-Cola Hellenic Bottling Company responsible for Ireland, Poland, Hungary, Czech Republic, and Slovakia. He has had over twenty years experience within the Coca-Cola system, including 14 years in Great Britain, Europe and Ireland in progressively senior roles. Mr White is Australian born and educated and joined the Coca-Cola system, in Sydney, in the early 1980's.

A more detailed profile of Mr White and his career highlights is attached for further information.

Yours faithfully

D A Wylie
Secretary

For further information, please contact:

Analysts: Peter Steel	+61 2 9259 6553
Media: Alec Wagstaff	+61 418 843 622

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA

COCA-COLA AMATIL

GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: (61) 9259 6666
Facsimile: (61 2) 9259 6623

July 2002
Mr Warwick White

Immediately prior to his joining Coca-Cola Amatil, Mr White was a Regional Director for Coca-Cola Hellenic Bottling Company (CCHBC), having been in that position since April 2001.

Mr White has had over twenty years experience within the Coca-Cola system in a number of senior marketing and management roles.

After graduating from Macquarie University with a Bachelor of Commerce, Mr White commenced his career within the marketing function of Coca-Cola South Pacific, in Sydney, in the early 1980's. He transferred to Coca-Cola Bottlers Melbourne to become the Marketing Services Manager in December 1986.

He took up a position with The Coca-Cola Company in Great Britain, in late 1988, as Brand Manager for Coca-Cola. After a number of senior marketing roles within The Coca-Cola Company in Europe, in January 1994 he was appointed as Managing Director of The Coca-Cola Company in Ireland.

He returned to the bottling system in January 1997 as Managing Director for Coca-Cola Bottlers Ireland & Ulster, where he was instrumental in achieving rapid and profitable growth in market share during his four years in this role. In April 2001 he became a Regional Director for CCHBC responsible for Ireland, Poland, Hungary, Czech Republic, and Slovakia, representing a combined business of approximately A$2 billion and 6,800 employees.

Mr White, age 41 years, is Australian born and educated, and will relocate to Sydney with his wife and four boys.